UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Set forth below is an update regarding the approval process of the proposed arrangement with the Company's Series A note holders and Series B note holders (the "Arrangement").  For a description of the Arrangement and the approval process thereof, see the Company's report on Form 6-K submitted to the Commission on February 16, 2012 and the section entitled “Terms of the Arrangement” contained in the Company's proxy statement, dated March 7, 2012, included in the Company's report on Form 6-K submitted to the Commission on March 7, 2012, and the Company's report on Form 6-K submitted to the Commission on May 2, 2012 (the "May 2 Report").

Update on Arrangement Approval Process

On May 10, 2012, the Company held a joint meeting of its Series A note holders and Series B note holders to approve the Arrangement. (The meeting of the Series A note holders was originally scheduled for May 9, 2012 but was postponed to enable a joint meeting with the Series B note holders.)  Voting by written ballot will be open until May 13, 2012.

The Company and the representatives of the note holders have reached agreement on the issues that had remained open in the revised trust agreements relating to the Series A notes and Series B notes in order to implement the Arrangement. They agreed that the Company will be entitled to incur debt that is senior to the notes, subject to the following principal conditions: (i) the Company's senior debt outstanding may not exceed $5 million; (ii) senior debt may be incurred no earlier than August 1, 2012 and only after the Company has used its best efforts to effect an equity financing; and (iii) the Company must ensure that its early redemption payments to the Series A note holders and Series B note holders that would be due on October 2, 2012 in accordance with the Arrangement will be timely made. The Company also agreed to include in the amended trust agreements a restriction on distributing any dividends and a restriction on engaging in transactions with controlling shareholders (if any), in each case until the fourth early redemption payment date of July 1, 2014.

The agreement regarding the Arrangement reached by the Company and the representatives of the note holders on February 15, 2012 provided for three conversion prices for the Series A notes and for the Series B notes. However, the Tel Aviv Stock Exchange (the "TASE") informed the Company that it does not permit traded convertible notes to have more than two conversion prices.  Therefore, as reported in the May 2 Report, in order to implement the portion of the Arrangement with respect to the conversion prices of the Series A notes and comply with the TASE's limitation, the Company and the representatives of the Series A note holders had agreed to implement the revised conversion prices in a two-step process.  However, the TASE has rejected this solution.  Accordingly, the Series A notes will have only two conversion prices: (i) during the first 20 days following the effective date of the Arrangement (but no later than June 25, 2012), approximately $0.37 per share; and (ii) approximately $2.04 thereafter.

As reported in the May 2 Report, in order for the revised terms of the Series B notes to comply with the above-mentioned TASE rule, the Company and the representatives of the Series B note holders agreed that the conversion price of the Series B notes would be approximately $2.04 during the initial ten-day period following the effective date of the Arrangement and approximately $0.49 per share in the subsequent 25-day period, after which time conversion price will revert back to approximately $2.04 per share.

In order to accommodate the Arrangement approval process and the proposed modifications of the terms of the early redemption right of the Series A note holders contemplated thereby, such holders have agreed to postpone the early redemption date from March 14, 2012 to June 15, 2012 and to postpone the next semi-annual interest payment date from March 29, 2012 to June 10, 2012. If the Arrangement becomes effective, these dates would be further adjusted in accordance with the terms of the Arrangement.

The Company and the representatives are currently finalizing the revisions to the trust agreements relating to the notes, which are subject to the final approval of the TASE.  If the note holders vote to approve the Arrangement, the Company plans to petition the Court for its final approval next week. Effectiveness of the Arrangement is subject to the lapse of a waiting period of up to ten days following the final Court approval and customary closing conditions, such as the registration of pledges on two trust accounts in favor of the trustees of the note holders.

Most of the amounts set forth in dollars above in this Report on Form 6-K are denominated in New Israeli Shekels ("NIS"). The amounts set forth above have been translated for convenience to dollars according to an exchange rate of NIS 3.734 per $1.00, which was the representative rate of exchange published by the Bank of Israel on February 15, 2012.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this Report on Form 6-K are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the proposed arrangement will not be approved by the note holders of the Company, the Court and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the agreement or result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission reports, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011, in its proxy statement attached to its report on Form 6-K submitted to the Commission on March 7, 2012 and in the May 2 Report. Actual results may materially differ from those set forth in this report on Form 6-K. The Company assumes no obligation to update the information in this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: May 11, 2012	By:	/s/ Izhak Tamir
Izhak Tamir
President